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                                        Filed by: UnitedGlobalCom, Inc.
                                        This communication is filed pursuant to
                                        Rules 165 and 425, as promulgated under
                                        the Securities Act of 1933, as amended.

                                        Subject Company: UnitedGlobalCom, Inc.
                                        Commission File No. 000-21974
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UnitedGlobalCom, Inc. (ticker: UCOMA, exchange: NASDAQ) New Release -
Monday, June 26, 2000


UNITEDGLOBALCOM AND LIBERTY MEDIA AGREE TO COMBINE INTERNATIONAL
BROADBAND ASSETS

DENVER, June 26 /PRNewswire/ -- UnitedGlobalCom, Inc. ("United") (NASDAQ:
UCOMA), the largest broadband communications provider of video, voice and data services outside the U.S., and Liberty Media Corporation ("Liberty") (NYSE:
LMG.A, LMG.B), which holds interests in a broad range of video programming, communications, technology and Internet businesses throughout the world, today announced an agreement that will significantly strengthen the relationship between the two companies by strategically combining many of their broadband interests outside the U.S.
The agreement calls for United to acquire certain of Liberty's international broadband distribution and programming assets in exchange for $200 million in cash and 75.3 million shares of United's Class B common stock. These shares represent a 38% economic and a 72% voting interest in the company. Liberty will be bound by voting and standstill agreements with United and certain of its controlling shareholders, and will have the right to appoint four out of 12 representatives to the United board. The Liberty assets to be acquired include:

o A 25% indirect, economic interest in Telewest Communications plc (LN:TWT; NASDAQ:TWSTY), the second largest broadband communications provider in the United Kingdom with approximately 4.7 million homes passed, 1.2 million cable television subscribers, and 1.7 million fixed telephony subscribers. Liberty will transfer to United 99% of a limited liability company (LLC) which holds 724.3 million ordinary shares of Telewest. The remaining 1% of the LLC and sole management power over the LLC will be held by Liberty . United will obtain a right of first refusal over the transfer of these interests.

o    Liberty's Latin American broadband interests including:

 - A 28% stake (with a right to increase to 50%) i Cablevisioon S.A. of Argentina, the largest cable television operation in Latin America with over 3.4 million homes passed and 1.5 million subscribers.

  - Regional programming services including: 100% o Pramer SCA, which owns and/or distributes 18 channels principally to the Argentine market; a 40% stake in Torneos y Competencias S.A., the leading provider of sports and entertainment programming in Argentina; and the Latin American operations of the Gems Network;

  - Other distribution assets, including: 49% of Liberty Cablevisioon of Puerto Rico; 41% of Grupo Portatel, a wireless broadband service provider in Mexico; and 43% of Digital Latin America, a joint venture with Hicks Muse and Motorola to build a digital satellite distribution platform for the region.

o Certain other broadband interests held by Liberty, including a 15% stake in Crown Media Holdings, Inc., distributor of Odyssey and the Hallmark Channel; and 20% of Premium Movie Partnership, a movie channel joint venture in Australia.

o In addition, United will be granted rights of first offer, subject to existing rights of third parties, with respect to Liberty's programming and distribution assets in Japan, as well as rights of first offer and certain other rights with respect to Liberty's broadband interests in other markets.

United will contribute the indirect interest in Telewest to its subsidiary United Pan-Europe Communications ("UPC") (AEX: UPC; NASDAQ: UPCOY) in exchange for 128.2 million UPC shares, which will increase UnitedGlobalCom's ownership in UPC to approximately 61%.

Gene Schneider, Chairman and CEO of United, said, "Simply put, this transaction achieves our most important strategic objectives. Specifically, it:

o expands UPC's footprint to include the U.K., Europe's most advanced broadband market;

o    increases United's ownership in UPC to 61%;

o strengthens our relationship with Liberty, one of the world's most successful media and communications companies;

o significantly increases our presence in Latin America; o represents a transaction share price which more closely reflects the underlying value of our businesses than the current share price; and,

o    keeps control of United in the hands of its founders;

I couldn't be more pleased with this deal and look forward to an even broader relationship with John Malone and the Liberty team." John Malone, Chairman of Liberty Media, said: "I have known Gene Schneider for over 30 years and have tremendous respect for the management team and strategic vision that he has developed in the international broadband arena. It is in large part due to our confidence in United's strategy, and the value creation opportunity associated with this strategy, that we at Liberty have chosen to enter into this important strategic relationship." Mike Fries, President and COO of United, said, "Over the last six months we have made clear our plans to create a Latin American broadband platform, similar to our successful operations in Europe and Australia. With the acquisition of Liberty's distribution and programming interests in the region, we will be the largest operator with interests in over
5.8 homes passed and 2.2 million subscribers and a range of valuable programming businesses. It is our intention to consolidate these interests, potentially with existing partners and other operators, into a regional holding company which could seek a public listing in the months ahead." Robert Bennett, President and CEO of Liberty, said, "We have often stated Liberty's goal of creating scale in the business of broadband distribution. With scale, broadband distribution assets can be very attractive in their own right and they also can serve as a platform for the creation of content assets. This transaction is a unique opportunity for us to greatly expand the scale of UGC's operations and to become the largest shareholder of that dynamic company." Mark Schneider, CEO of UPC, said: "We are extremely pleased to have secured such an important economic stake in Telewest, a key player in the highly attractive U.K. broadband market. We also look forward to working with Telewest management to explore broader strategic relationships between our two companies." Closing of the transaction is subject to certain regulatory, shareholder and third party approvals which the parties expect to complete early in the fourth quarter. Donaldson, Lufkin & Jenrette and Morgan Stanley Dean Witter advised United on this transaction. CS First Boston assisted Liberty on this transaction.
                                      * * *
About UnitedGlobalCom:
UnitedGlobalCom is the largest broadband communications provider of video, voice and data services outside the U.S. With operations in 26 countries, UnitedGlobalCom's networks reach nearly 26 million homes and businesses and serve more than 12.8 million video customers and 2 million telephony access lines, including announced transactions. In addition, its high speed Internet access business has more than 200,000 accounts. UnitedGlobalCom's significant operating subsidiaries include United Pan-Europe Communications N.V. (UPC) (51% owned), the largest pan-European broadband communications company; Austar United Communications (72% owned) the fastest growing satellite, cable television and telecommunications provider in Australia and New Zealand; and VTR GlobalCom (100% owned), the largest cable television and competitive telephony provider in Chile.

About Liberty Media:
Liberty Media holds interests in a broad range of video programming, communications, technology and Internet businesses in the United States, Europe, South America and Asia.

About UPC:
Headquartered in Amsterdam, UPC is one of the most innovative broadband communications companies in Europe and owns and operates the largest pan-European group of broadband communication networks. UPC provides cable television, telephony, high-speed Internet access and programming services in eighteen countries across Europe and in Israel. As of March 31, 2000, on an aggregate basis (pro-forma for announced acquisitions), UPC's footprint reached
15.8 million franchised homes and 12.9 million homes passed with approximately
8.4 million basic cable subscribers. In addition, UPC systems had 271,400 residential telephony lines and 22,500 business telephony lines as well as 176,800 residential Internet subscribers and 4,300 business Internet subscribers.

UPC is a consolidated subsidiary of Denver based UnitedGlobalCom Inc. ("United") (NASDAQ: "UCOMA") and Microsoft has an interest of approximately 8.0% in UPC. UPC shares are traded on the Amsterdam Stock Exchange ("UPC") and NASDAQ ("UPCOY").

About Telewest:
Telewest is Britain's leading integrated broadband communications company. Telewest's broadband cable networks now pass more than 4.7 million homes, with more than 1.6 million households choosing Telewest for their multi-channel television, telephone and Internet services. In the business sector, Telewest's voice and data communications links are used by over 58,000 companies and other public and private sector organizations. Telewest recently acquired 100% of Flextech plc which is a major supplier of video channels, Internet content and interactive TV to cable, satellite and digital terrestrial platforms in the UK. Flextech is the BBC's commercial pay TV partner and also provides management services to Discovery UK.

Note:
       THIS ANNOUNCEMENT CONCERNING THE UNITED/LIBERTY MEDIA TRANSACTION IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. THE OFFER WILL BE MADE ONLY THROUGH A PROSPECTUS. IN CONNECTION WITH THIS PROPOSED TRANSACTION, UNITED WILL FILE A PROXY STATEMENT/REGISTRATION STATEMENT WITH THE SEC AND A PROSPECTUS WILL BE INCLUDED IN THAT REGISTRATION STATEMENT. OTHER MATERIALS RELATING TO THE MERGER WILL ALSO BE FILED WITH THE SEC. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION.

       MATERIALS FILED WITH THE SEC WILL BE AVAILABLE ELECTRONICALLY WITHOUT CHARGE AT AN INTERNET SITE MAINTAINED BY THE SEC. THE ADDRESS OF THAT SITE IS HTTP://WWW.SEC.GOV. IN ADDITION, THE PROXY STATEMENT/PROSPECTUS FILED WITH THE SEC WILL BE MAILED TO UNITED SHAREHOLDERS AND MAY BE OBTAINED WITHOUT CHARGE FROM UNITED UPON REQUEST. DOCUMENTS FILED WITH THE SEC WITH RESPECT TO THE TRANSACTION MAY BE OBTAINED FROM UNITED BY DIRECTING A REQUEST TO RICK WESTERMAN, CHIEF FINANCIAL OFFICER, UNITEDGLOBALCOM, INC., 4643 S. ULSTER STREET, SUITE 1300, DENVER, CO 80237.

       THE IDENTITY OF PERSONS WHO MAY BE CONSIDERED "PARTICIPANTS IN THE SOLICITATION" AND THE DESCRIPTION OF THEIR INTERESTS IS AVAILABLE IN THE ANNUAL MEETING PROXY STATEMENT ON SCHEDULE 14A FILED BY UNITED ON MAY 1, 2000.

       EXCEPT FOR HISTORICAL INFORMATION CONTAINED HEREIN, THIS NEWS RELEASE CONTAINS FORWARD LOOKING STATEMENTS WHICH INVOLVE CERTAIN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE STATEMENTS. THESE FORWARD LOOKING STATEMENTS INCLUDE CONSUMMATION OF PLANNED ACQUISITIONS, LAUNCH OF NEW SERVICES, AND OTHER STATEMENTS CONCERNING GROWTH, AS WELL AS OTHER FACTORS DETAILED FROM TIME TO TIME IN THE COMPANIES FILINGS WITH THE SECURITIES EXCHANGE COMMISSION.

SOURCE: UnitedGlobalCom, Inc.

CONTACT: investors: Rick Westerman, CFO, 303-220-6647, fax 303-770-3464, rwesterman@unitedglobal.com, or press, Jim Carlson, Corporate Communications, 303-220-6662, fax 303-770-4207, mobile 303-808-4955, jcarlson2@uswest.net, both for UnitedGlobalCom; or Vivian Carr, VP Investor Relations of Liberty Media, 877-772-1518, fax 720-875-5445, vivian@libertymedia.com; or Miranda Curtis, President of Liberty Media International, 44-207-299- 5901, fax 44-207-299-5906, miranda@libertymedia.com/.